Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES

As of February 28, 2020, Magellan Health, Inc. (hereinafter, the “Company”) had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $.01 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information.

General.  The Company has authority to issue 100,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”), issuable in one or more series from time to time by resolution of the Company’s Board of Directors (the “Board”).

Voting Rights.  Holders of Common Stock are entitled to one vote per share on all matters on which holders are entitled to vote and shall have the sole power to vote on all matters on which stockholders of the of the Company may vote, except as the Board may provide in the future with respect to any class or series of Preferred Stock that it may authorize in the future.

Dividend Rights.  Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board out of any funds legally available for dividends, subject to the preferences applicable to any shares of Preferred Stock outstanding at the time.

No Preemption, Conversion or Redemption Rights; No Sinking Fund Provisions; No Rights to Receive Liquidation Distributions.  Shares of Common Stock are not redeemable and have no subscription, conversion or preemption rights. There are no sinking fund provisions. There are no rights to receive liquidation distributions.

Anti-Takeover Effects of the Certificate of Incorporation and Bylaws. The provisions of the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Bylaws (the “Bylaws”) described below may have the effect of delaying, deferring or preventing a change in control of the Company:

•	Board may adopt, amend or repeal bylaws without stockholder approval;
•	the Bylaws specify advanced notice procedures that stockholders must follow in order to bring business at an annual or special meeting of stockholders;
•

the Bylaws provide that a special meeting of stockholders may be called by the holders of at least 40% of the votes that all stockholders are entitled to cast on the matter to be voted on at the particular meeting, provided that the stockholder or stockholders satisfy the procedural requirements specified in the Bylaws;

•	the Bylaws otherwise limit the ability to call special meetings of stockholders to the Board or an officer of the Company authorized to do so by the Board; and
•	the Board is authorized to issue Preferred Stock without stockholder approval.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and Bylaws. For additional information we encourage you to read: the Certificate of Incorporation and Bylaws, all of which are exhibits to the Company’s Annual Report on Form 10-K; and applicable provisions of the General Corporation Law of the State of Delaware.